FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 3, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ (for past years through calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On January 2, 2007, Biomira Inc. issued (i) a press release announcing that the global Phase III clinical trial, START, is open for enrollment and (ii) a press release announcing that the Phase II clinical trial of PX-12is open for enrollment. Both press releases were filed with the System for Electronic Document Analysis and Retrieval in Canada and are attached to this report as Exhibits 1 and 2, respectively. On January 3, 2007, a Material Change Report related to the announcements was filed with the System for Electronic Document Analysis and Retrieval in Canada and is attached to this report as Exhibit 3.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Press Release dated January 2, 2007
2	Press Release dated January 2, 2007
3	Material Change Report dated January 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: January 3, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor Vice President, Finance & Administration and Chief Financial Officer